December 31, 2017

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

William Blair & Company, L.L.C.

With Report of Independent Registered Public Accounting
Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Blair & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Riverside Plaza
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Zindel 312-364-8998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Zindel _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
William Blair & Company, LLC (consolidated) _____ , as
of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Executive Committee and the Member of William Blair & Company, L.L.C.:

Opinion on the Financial Statement – Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. and its subsidiaries (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents		$ 314,254,531
Cash segregated under federal regulations and restricted cash		2,075,729
Collateralized agreements:		
Securities borrowed	25,956,520	
Securities purchased under agreements to resell	5,270,343	
		31,226,863
Receivables:		
Customers	21,300,378	
Brokers, dealers, and clearing organizations	34,763,512	
Other	18,849,315	
		74,913,205
Deposits with clearing organizations		7,883,034
Trading securities owned, at fair value		37,696,578
Investments		18,610,987
Secured demand notes		
(collateral market value of $75,971,615)		53,022,500
Fixed assets, at cost (net of accumulated depreciation		
and amortization of $52,278,559)		24,405,294
Other assets		19,360,627
Total assets		**$ 583,449,348**

Liabilities and Member's capital

Payable to Member		$ 49,983,529
Payables:		
Affiliates	8,226,413	
Partners of the Member	29,721,594	
Brokers, dealers, and clearing organizations	18,712,272	
Other	26,386,270	
		83,046,549
Trading securities sold, not yet purchased at fair value		29,509,693
Accrued compensation		112,361,557
Accrued expenses		17,264,480
		292,165,808
Subordinated borrowings		53,022,500
Total liabilities		**$ 345,188,308**
Accumulated other comprehensive income		(4,883,381)
Member's capital		243,144,421
Total liabilities and Member's capital		**$ 583,449,348**

See accompanying notes.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition

1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C. (WBC), a Delaware Limited Liability Company and its subsidiary, William Blair International, Limited (WBIL) (collectively, the Company). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 10 cities. All intercompany balances and transactions have been eliminated in consolidation.

WBC is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago. WBC makes markets in listed and NASDAQ securities and fixed income obligations. In addition, WBC provides investment banking, execution and clearance services, and investment advisory and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers. WBC clears its retail brokerage business on a fully disclosed basis through National Financial Services (NFS).

WBIL is registered with the UK Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) and is a United Kingdom limited company with a branch in Frankfurt, Germany and a subsidiary in Switzerland, William Blair Investment Services (Zurich) GmbH.

The principal activities of the WBIL are comprised of institutional sales & trading, investment banking and investment management throughout the United Kingdom and countries that make up the European Economic Area. The institutional sales activity is focused on selling proprietary research generated by the WBC. The investment banking activity is focused on mergers and acquisitions advising services, and the investment management activity is focused on the management of investment portfolios for institutional clients.

2. Significant Accounting Policies

2.1 Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

2.2 Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition in the receivables from or payable to brokers, dealers, and clearing organizations.

2.3 Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties, investment advisory, M&A advisory, capital raising, financing restructuring, or other services.

2.4 Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $168.0 million are included in cash and cash equivalents and are valued at reported net asset value. In the normal course of business, the Company maintains balances in excess of FDIC limits.

2.5 Restricted Cash and Cash Segregated Under Federal Regulations

At December 31, 2017, cash of $0.4 million is segregated under federal regulations for the benefit of customers reserve requirements in accordance with SEC Rule 15c3-3.

As part of the Company's lease arrangement for its European offices, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2017, the balance in the restricted cash account is $1.7 million.

2.6 Receivables From Customers

Included in receivables from customers are $10.0 million of receivables related to unsettled securities purchases made by cash on deliver accounts and $11.3 million of receivables for Investment Banking and Investment Advisory fees.

2.7 Other Assets
Other assets include prepaid expenses and WBC owned key person life insurance with an aggregate cash surrender value of $10.2 million as of December 31, 2017.

Notes to Consolidated Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

2.8 Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities is the market price obtained from a national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price for securities owned and the latest ask price for securities sold not yet purchased.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Investments primarily include equities that use valuation methods described above and other funds that are valued at the underlying fund's reported net asset value on the date of valuation. Investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, most corporate obligations, securities borrowed, and reverse repurchase agreements.

2. Significant Accounting Policies (continued)

2.8 Fair Value Measurements (continued)

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities, securities with inactive markets, subordinated borrowings, and forgivable loans.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

2.9 Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2017, the Company had $5.3 million in reverse repurchase agreements collateralized by $5.3 million of U.S. Treasury Securities, respectively. The Company's reverse repurchase agreements generally have a maturity of one day. These securities primarily cover short sales of treasuries in proprietary trading accounts.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2017, the Company has received securities with a market value of $25.3 million related to the $26.0 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary sales. The Company has the right to sell or re-pledge securities it receives under its securities borrowed transactions.

2. Significant Accounting Policies (continued)

2.10 Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life. Software purchased is amortized on a straight-line basis. Office furnishings and equipment are amortized on a straight-line basis.

> Leasehold improvements – shorter of lease term or useful life
> Furniture and fixtures   – 12 years
> Equipment and network – 5 years
> Software – 3 years

During the current period the Company changed its depreciation methodology from an accelerated basis to straight-line. It was concluded that the pattern of consumption of the expected benefits of the assets are more appropriately reflected by straight line depreciation. The change in accounting policy is inseparable from change in accounting estimate as defined in *ASC 250* and therefore applied prospectively.

2.11 Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates. Transactions in individual foreign operations denominated in foreign currencies are translated into their functional currencies at the rates prevailing at the dates of the transactions.

On consolidation, the results of foreign operations are translated into the presentation currency of the Company at the average exchange rates for the period. Assets and liabilities are translated at the exchange rate at the consolidated statement of financial condition date. Exchange differences arising on retranslation of assets and liabilities are recognized directly in a separate component of equity classified as 'foreign currency translation adjustment' which is a component of accumulated other comprehensive income.

2.12 Credit Risk, Financing Risk, and Market Risk

Credit risk represents the potential financial loss that the Company would incur if a counterparty fails to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with broker-dealers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

2. Significant Accounting Policies (continued)

2.12 Credit Risk, Financing Risk, and Market Risk (continued)

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the risk that changes in the level of volatility of market prices, which include but are not limited to, interest rates, exchange rates and equity prices will have an adverse effect on income or capital resources of the Company. The Company's trading activities are subject to market risk.

Furthermore, the Company seeks to mitigate market, credit, and financing risks by utilizing a number of internal control measures as well as external regulatory control measures.

3. Income Taxes

The Company and the Member are pass-through entities for federal and state income tax purposes. As such no federal, or state income taxes have been provided on profits because the partners of the Member are individually liable for the taxes on their share of the Member's income or loss.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examination for the years prior to 2014 and any UK tax examinations for the years prior to 2013.

4. Deposits With Clearing Organizations

At December 31, 2017, cash of $7.9 million was deposited as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

The Company uses the fair value hierarchy for determining and disclosing the fair value of financial instruments by valuation technique (as described in note 2.8). The hierarchy distinguishes the significance of the inputs used in determining the fair value measurements of the various instruments.

The following table represents the fair value of financial instruments shown by level as of December 31, 2017 (in millions):

	Level 1	Level 2	Level 3	Total
Assets				
Cash Equivalents	$ 168.0			$ 168.0
Trading securities:				
Corporate debt		22.8		22.8
U.S. Government		5.3		5.3
Equity securities	9.5			9.5
Mutual funds and other equity securities	17.3	0.2	1.0	18.5
Total assets	**$ 194.8**	**28.3**	**1.0**	**$ 224.1**
Liabilities				
Trading securities sold, not yet purchased:				
Equity securities	$ 2.1	0.2		$ 2.3
Corporate debt		22.4		22.4
U.S. government		4.8		4.8
Total liabilities	**$ 2.1**	**27.4**		**$ 29.5**

There was one transfer between Level 2 and Level 3 as outlined in the table below as a result of changes in observable inputs supporting the fair value measurement. There were no transfers between the Company's Level 1 and Level 2 classified instruments during the year ended December 31, 2017. There are no unrealized gains in the level 3 investments at the date of the balance sheet.

5. Fair Value of Financial Instruments (continued)

The following table represents the Level 3 roll forward as of December 31, 2017 (in millions):

	Mutual funds and other equity securities	Total
Balance December 31, 2016	$ 1.2	$ 1.2
Purchases (Sales)		
Transfers in/(out)	(0.2)	(0.2)
Realized Gains		
Unrealized Gains		
Balance December 31, 2017	**$ 1.0**	**$ 1.0**

Certain financial instruments are not carried at fair value, but their fair value is required to be disclosed. The following is a summary of the carrying amounts and estimated fair values of these financial instruments at December 31, 2017 (in millions):

Financial Instrument	Carrying Value	Fair Value
Securities Borrowed	$ 26.0	$ 26.0
Reverse Repurchase Agreements	5.3	5.3
Subordinated Borrowings	53.0	53.0
Forgivable Loans	7.0	6.4
	$ 91.3	**$ 90.7**

Financial instruments, such as securities purchased under agreements to resell and securities borrowed, have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2017.

The fair value of the forgivable loans is determined using a cash flow model that projects future cash flows based upon contractual obligations, to which the Company then applies an appropriate discount rate. The discount rate approximates the current market interest rate of the forgivable loans which is an unobservable input.

6. Other Receivables

Included in other receivables are mutual fund fees, reimbursable expenses and loans made to employees. These loans are generally between 3 and 8 years. Other receivables include the following (in millions):

Forgivable loans	$ 7.0
Reimbursable expenses	4.8
Fees receivable	1.8
Other	5.3
Total	**$ 18.9**

7. Secured Demand Notes and Subordinated Borrowings

At December 31, 2017, the Company had subordinated borrowings of $53.0 million with a range of expiration dates. Subordinated borrowings represent notes payable to current partners of the Member. The partners of the Member contributed secured demand notes payable of $53.0 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $29.7 million included in payable to Partners of the Member on the consolidated statement of financial condition, and securities with a fair value of $46.3 million that are custodied with WBC. At December 31, 2017, the Company paid an interest rate of 4.0% on its subordinated borrowings. The secured demand note agreements carry a two-year term. Collateral is returned to the lender after FINRA approves the termination or prepayment of the note.

8. Fixed Assets

The following is a summary of fixed assets as of December 31, 2017:

Furniture and equipment	$ 18,170,875
Leasehold improvements	17,853,437
Software	40,659,541
	76,683,853
Less accumulated depreciation and amortization	(52,278,559)
	$ 24,405,294

9. Secured Financing Agreements

Substantially all of the Company's reverse repurchase agreements and securities borrowing activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2017.

(in millions) Description	Gross amounts of recognized assets	Gross liabilities offset in the Consolidated Statement of Financial Condition	Net Amounts of assets presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Securities Collateral	Cash Collateral Received	
Securities Borrowed	$ 26.0	$ -	$ 26.0	$ (25.3)	$ -	$ 0.7
Securities purchased under agreements to resell	5.3		5.3	(5.3)	-	0.0
Total	**$ 31.3**	**$ -**	**$ 31.3**	**$ (30.6)**	**$ -**	**$ 0.7**

10. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. As such, there were transactions relating to such underwriting commitments that were open at December 31, 2017. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

In 2013, the SEC conducted a limited scope examination of a number of mutual fund sponsors, including William Blair & Company, LLC, regarding distribution and servicing of mutual fund shares through intermediaries. In November 2014, the SEC informed William Blair that it had opened a non-public investigation with respect to certain administrative fees paid by a subset of the William Blair Funds.

10. Commitments and Contingent Liabilities (continued)

The investigation relates only to administrative fees paid on N and I shares and a limited number of payment errors to certain intermediaries. The investigation does not relate to our investment management activities. In December 2015, the SEC staff sent William Blair & Company, LLC a notification that staff intended to recommend an enforcement action to the SEC Commissioners (Wells Notice), and the firm submitted a response. The matter was resolved in May 2017 with a settlement of $4.5 million.

The Company is a party to lawsuits, regulatory inquires and proceedings incidental to its securities, investment and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, there is a remote chance that the ultimate resolution of such litigation will have a material adverse effect on the Company's consolidated financial position. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

10.1 Lease

The Company's non-cancellable lease agreements covering office space and certain office equipment require annual lease payments through the year 2023. Future minimum annual lease payments required of the Company at December 31, 2017, are as follows:

Year	Lease Payments
	(In Millions)
2018	$ 3.3
2019	2.8
2020	1.9
2021	1.1
2022	0.9
2023	0.6
Total minimum lease payments	**$10.6**

10.2 Guarantees

Pursuant to the Company's clearing agreement with NFS, the Company indemnifies NFS against certain claims, damages, losses, judgments, costs, and expenses. The Company does not expect losses under this indemnification to be material to the Company's financial condition.

The Company applies the provisions of the FASB ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearing houses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4).

10.2 Guarantees (continued)

The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

11. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Trading securities sold, not yet purchased consist primarily of equity, corporate debt securities and U.S. government securities and are valued at fair value. Trading securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

12. Short-Term Borrowings

The Company, when necessary, utilizes intra-day financing available from Bank of New York to facilitate certain underwriting and advisory transactions. As of December 31, 2017, there were no short-term borrowings outstanding.

13. Variable Interest Entities

The Company is required to consolidate all Variable Interest Entities (VIE) for which it is considered to be the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has not consolidated any VIEs and substantially all assets related to such entities are included in firm owned investments. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2017.

Notes to Consolidated Statement of Financial Condition (continued)

14. Related-Party Transactions

Included in Investments is $17.4 million of investments, with an unrealized gain of $3.7 million, in the Funds and various unregistered affiliated investment companies. The affiliated funds are also an investment option available in the 401K plans offered to employees.

As of December 31, 2017, the Company has recorded a payable to BDA of $2.3 million related to collaborative transactions with BDA, as discussed in Note 2.

Transactions between the Company and WBIL are eliminated on consolidation. The balance between the Company and WBIM is a payable of $8.2 million and the intra-group balance between the Company and the Member is a payable of $50.0 million comprising of $1.6 million in relation to recharges in accordance with the shared services agreement. The remainder represents the on demand loan made to the Company by the Member.

The on demand loan amount within the payable to Member incurs interest based on 30 day LIBOR. The Member is entitled to deposit additional funds or withdraw funds at any time. Periodically during the year, the Company makes distributions of net income to the Member.

15. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2017 the Company had net capital of $259.8 million and required net capital of $1.0 million. The Company's ratio of net capital to aggregate debit items was 2,567%.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

The assets of $72.8 million and the capital of $47.2 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1.

16. Subsequent Events

The Company evaluated subsequent events through the date on which the consolidated statement of financial condition were available to be issued.
At the date in which subsequent events were evaluated through, one capital withdrawal totaling $95.0 million, relating to 2017 business operations and results, was made by the Company to the Member.